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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                    Form 11-K
(Mark One)
            [ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2003

                                      OR
          [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

           For the transition period from             to
                                          -----------     ------------



                        Commission file number 0-23898

                   MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN

                            MITY ENTERPRISES, INC.
                             1301 West 400 North
                               Orem, Utah 84057



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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements as of December 31, 2003 and
2002 and for the Year Ended December 31, 2003 and
Supplemental Schedule as of and for the Year Ended
December 31, 2003 and Independent Auditors' Report




MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN


TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December
   31, 2003 and 2002. . . . . . . . . . . . . . . . . . . . . . . . . .  4

 Statement of Changes in Net Assets Available for Benefits for
   the Year Ended December 31, 2003 . . . . . . . . . . . . . . . . . .  5

 Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . .  6

SUPPLEMENTAL SCHEDULE

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
  (Held at End of Year) for Investment Purposes as of December
  31, 2003. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974 have been omitted because they are not applicable.



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
 Mity-Lite, Inc. Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Mity-Lite, Inc. Employee Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Salt Lake City, Utah
June 25, 2004


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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS                                          2003               2002
                                            ------------       ------------
INVESTMENTS, At fair value                    $2,501,345         $1,820,306

RECEIVABLES:
   Employer contributions                         72,624             53,667
   Employee contributions                         15,376             14,116
                                            ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS             $2,589,345         $1,888,089
                                            ============       ============


See notes to financial statements.



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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003


INCREASES:
 Investment income:
   Interest and dividends                          $   22,220
   Net appreciation in fair value of investments      528,764
                                                 ------------
       Total investment income                        550,984
                                                 ------------
 Contributions:
   Employer                                           105,640
   Employee                                           216,580
   Rollovers                                            5,993
                                                 ------------
       Total contributions                            328,213
                                                 ------------
       Total increases                                879,197
                                                 ------------

DECREASES:
 Distributions to participants                        161,832
 Administrative expenses                               16,109
                                                 ------------
       Total decreases                                177,941
                                                 ------------
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS         701,256

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                  1,888,089
                                                 ------------
 End of year                                       $2,589,345
                                                 ============

See notes to financial statements.


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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED
DECEMBER 31, 2003


1.  DESCRIPTION OF THE PLAN

The following brief description of the Mity-Lite, Inc. (the "Company" and "Plan Sponsor") Employee Retirement Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code for substantially all employees of the Company, who are 21 years of age or older and who have completed six-months of eligible service, working at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN AND TRUST ADMINISTRATION   The administration of the Plan is the
responsibility of Company management. The assets of the Plan are maintained in a trust fund administered under a trust agreement with Central Bank (the "Plan Administrator").

CONTRIBUTIONS Participants may elect to make contributions to the Plan of up to a maximum 15% of the participants' wages, including bonuses and overtime. The Company contributes 25% of the participants' contributions up to a maximum of 3% of the participants' wages, including bonuses and overtime. The Plan's assets are held in trust in pooled investment accounts and invested as elected by the participant under ten options.

PARTICIPANT ACCOUNTS   Individual accounts are maintained for each Plan
participant. Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

INVESTMENTS   Participants direct the investment of their contributions into various investment options offered by the Plan. The plan currently offers eight mutual funds, one money market account, and MITY Enterprises, Inc. Common stock as investment options for participants. The plan also has one money market for in transit deposits.

VESTING   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20% after two years of service, 20% per year for each succeeding year, and becomes 100% vested after six years of credited service. Forfeiture amounts from terminated employees are used to pay Plan administrative expenses. Any remaining forfeiture amounts are used to reduce employer contributions.

PAYMENT OF BENEFITS   Payment of benefits of a participant's account balance
are made upon retirement or at age 59-1/2, except in the event of death, disability, or termination. The amount of withdrawal and forfeiture is made in accordance with the Plan's vesting schedule. Subject to the provisions of the Plan, a participant may elect to receive any amount to which he or she is

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entitled under the Plan in the form of a lump sum, single life annuity, joint and survivor annuity, or in periodic payments distributed on a monthly, quarterly, semi-annual, or annual basis.

INCOME TAX STATUS   The Plan's administrator has received a favorable
determination letter from the Internal Revenue Service dated August 30, 2001, for the prototype plan after which this plan is modeled. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan Sponsor believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Sponsor believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

PARTICIPANT LOANS   Participants may borrow from their fund accounts up to a
maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

INVESTMENTS - Investments in mutual funds are carried at fair value based upon quoted market prices. The participant loan fund is carried at cost, which approximates fair value. Unrealized appreciation or depreciation is determined based on the fair value of investments at the beginning of the Plan year and is recorded in the statements of changes in assets available for benefits. Investment transactions are recorded on a trade-date basis.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution. As of December 31, 2003 AND 2002, there were no unpaid benefits for terminated employees.

PLAN EXPENSES - Administrative costs for the year ended December 31, 2003 of $16,109 were paid by Plan forfeitures.


3.  INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's assets available for benefits as of December 31, 2003 and 2002 are as follows:


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CURRENT VALUE OF ASSETS                         2003               2002
                                            ------------       ------------
Investments at fair value as determined by
 quoted market price:
Equity securities - MITY Enterprises, Inc.
 common stock                                 $1,180,912         $1,030,657
Mutual funds:
 Mainstay S&P 500 Index Equity Fund              284,236            184,249
 Royce Total Return Fund                         198,933            117,273
 Pioneer High Yield Fund                         156,659
 JPMorgan Mid Cap Value Fund                     161,470
 Julius Baer International Fund                  140,753
 Artisan International Fund                                          94,355
 Other mutual funds                               78,751            194,409
Money markets:
 CMF Money Market Fund                           219,058            150,490
 Central Bank Money Market Fund                    2,492              2,577
                                            ------------       ------------
                                               2,423,264          1,774,010
Investments at estimated fair value -
 participant loans                                78,081             46,296
                                            ------------       ------------
Total investments                             $2,501,345         $1,820,306
                                            ============       ============

For the year ended December 31, 2003, the Plan's investment's(including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


Equity securities - MITY ENTERPRISES, Inc. common stock    $ 352,531
Mutual funds:
 Guaranteed                                                     (900)
 Investment Grade                                                (15)
 High Yield Bond                                              12,406
 Mid Cap Growth                                                  624
 Mid Cap Blend                                                26,586
 Large Cap Value                                               6,688
 Large Cap Blend                                              60,141
 Small Cap Value                                              41,688
 International Stock                                          29,015
                                                        ------------
 Net appreciation in fair value of investments            $  528,764
                                                        ============

4.  RELATED-PARTY TRANSACTIONS

At December 31, 2003 and 2002, the Plan held 67,481 and 80,773 shares, respectively, of common stock of the Company with a fair value of $1,180,912 and $1,030,657, respectively.

5.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.
                                 * * * * * *

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

                                  DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE
                                 RATE OF INTEREST, COLLATERAL,       CURRENT
ASSET DESCRIPTION                   PAR, OR MATURITY VALUE            VALUE
---------------------------      -----------------------------    ------------
MITY Enterprises, Inc. common stock*      67,481 shares           $1,180,912
CMF Money Market Fund                    219,058 shares              219,058
Central Bank money market*                 2,492 shares                2,492
Mainstay S&P 500 Index Equity Fund        11,095 shares              284,236
Royce Total Return Fund                   18,611 shares              198,933
Oakmark Large Cap Value Fund                 984 shares               36,936
PIMCO Total Return Fund                      491 shares                5,281
Pioneer High Yield Fund                   13,122 shares              156,659
JP Morgan Mid Cap Value Fund               8,673 shares              161,470
Julius Baer International Fund             5,312 shares              140,753
Calamos New Growth Fund                      816 shares               36,534
Participant loan fund*            Due over period of up to 60
                                  months with interest at one
                                  percent above the prime rate        78,081
                                                                  ----------
Total investments                                                 $2,501,345
                                                                  ==========

* Party-in-interest


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                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

               MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN



Date: June 28, 2004                       By: /s/ Paul R. Killpack
                                              --------------------------
                                              Paul R. Killpack
                                              Chief Financial Officer,
                                              MITY Enterprises, Inc.



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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-85248 and in the Post-Effective Amendment No. 2 to Registration Statement No. 333-11355 of MITY Enterprises, Inc. on Forms S-8 of our report dated June 15, 2004, appearing in this Annual Report on Form 11-K of Mity-Lite, Inc. Employee Retirement Plan for the year ended December 31, 2003.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 25, 2004